TSX: POM, AMEX: PLM

1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3 Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com
ADVANCING TO PRODUCTION

NEWS RELEASE	2007-13

POLYMET ANNOUNCES FISCAL 2007 FOURTH QUARTER FINANCIAL RESULTS
AND CORPORATE AND PROJECT UPDATE

Vancouver, British Columbia, April 30 2007 - PolyMet Mining Corp. (TSX: POM; AMEX: PLM) (“PolyMet” or the “Company”) announced today its financial results for the quarter ended January 31, 2007, which will be filed as part of the Company’s financial results for the year ended January 31, 2007 at www.polymetmining.com and on SEDAR and EDGAR. All amounts are in U.S. funds.

PolyMet owns 100% of the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

At January 31, 2007 PolyMet had a cash balance of $8.9 million and working capital of $5.7 million, compared with $11.7 million and $9.1 million respectively at January 31, 2006. Subsequent to year end, PolyMet closed an equity financing which raised a net amount of $39.8 million. With anticipated financial support from offtake parties and the collateral value of the Erie Plant, PolyMet expects that it will be able to finance the construction of its 100%-owned NorthMet project with debt and will need no additional equity financing.

During the three months ended January 31, 2007 PolyMet spent $3.4 million at its NorthMet project, compared with $5.3 million in the equivalent period a year earlier, both which included $1.0 million payments related to land and plant acquisitions in fiscal 2007 and 2006.

The Definitive Feasibility Study (DFS) completed in the third quarter of fiscal 2007 confirmed the economic and technical viability of the NorthMet Project and, as such, the project has moved from the exploration stage to the development stage and the Company has elected to defer mineral property development expenditures related to the NorthMet Project with effect from October 1, 2006.

General and administrative costs in the quarter of $1.1 million, excluding non-cash stock based compensation expense and non-cash consulting fees, were higher than the year earlier period primarily due to professional fees and transfer agent and filing fees associated with increased corporate activity and graduation to the Toronto Stock Exchange.

During the year, PolyMet re-examined its accounting for warrants and the share bonus program. As a result of this re-examination, the company determined that share capital and contributed surplus were inappropriately measured and recognized during the year ended 31 January 2006. As a result, as at 31 January 2006, share capital was overstated by $3.7 million and contributed surplus was understated by the same amount. Furthermore, the company determined that non-cash consulting fees charged to the consolidated statement of loss for the year ended 31 January 2005 under the share bonus program were understated by $0.6 million.

PolyMet has restated its consolidated financial statements for the years ended 31 January 2006 and 2005 to reflect these items. As a result of the restatement, Loss per Share for the year ended January 31, 2005 increased by $0.02.

Corporate and Project Update

  Permitting Schedule: PolyMet and the regulatory authorities are discussing a revised schedule for completion and publication of the Draft Environmental Impact Statement (Draft EIS). All parties recognize that it is imperative that the published document fully reflects PolyMet’s commitment to meet or exceed Minnesota’s stringent environmental regulations and that a thorough and complete Draft EIS should fully address concerns of interested parties.
  In view of these considerations, the Draft EIS will not be published during the second quarter of 2007 as previously expected. However, PolyMet does not anticipate any significant change in the schedule for achieving initial revenues in late 2008 or early 2009 owing to construction timeline optimization. PolyMet will report a revised schedule as soon as it becomes available.
  Optimization of Construction Logistics: Since completing the DFS in 2006, PolyMet’s construction team has been focused on optimizing the construction timeline and logistics, including assessing the possibility of achieving earlier sales of some products, which would also spread-out capital expenditures.
  Infill Drill Program and Optimized Mine Plan: PolyMet has completed approximately 19,100 feet of in-fill drilling in 47 holes. The program is designed to support an optimized mine plan which the Company expects will reduce the strip (waste:ore) ratio, optimize equipment selection and mine scheduling and lower the mining costs. The optimized mine plan is scheduled for completion in the third quarter of 2007.
  Offtake Negotiations: the Company is in continued negotiation with potential offtake parties for the nickel-cobalt and precious metals products. Owing to the changing dynamics of the nickel industry, partly reflecting the increase in the price during the past year and partly reflecting the altered structure of the industry, new opportunities are emerging. PolyMet continues to anticipate the offtake contract(s) will provide support for the construction debt financing.

PolyMet’s President and CEO William Murray stated, “PolyMet is at an important phase of its development. We are committed to doing things properly, a commitment that is reflected in our undertaking to meet or exceed Minnesota’s stringent environmental regulations, and in the effort we are putting into optimizing our business plan. While any delay in the publication of Draft EIS is of concern, the additional time will result in a more comprehensive document. Conditional upon the logistics and economics of achieving earlier sales of some products, we do not anticipate any significant change in the schedule for achieving initial revenues in late 2008 or early 2009.”

* * * * *

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-precious metals ore body and 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits in order to commence production before the end of 2008.

POLYMET MINING CORP.

Per: “William Murray”
         _______________________
         William Murray, President

For further information, please contact:
William Murray	Douglas Newby
President and CEO	Chief Financial Officer
+1 (604) 669-4701	+1 (646) 879-5970
wmurray@polymetmining.com	dnewby@polymetmining.com

Media and Government Contact:	Investor Contact:
Warren Hudelson	Alex Macdougall
Executive Vice President	Macdougall Consultants Ltd.
+1 (218) 245-3634	+1 (519) 887-6625
whudelson@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.